UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Gravity Co., Ltd.

(Name of Issuer)

Common Stock, Par Value Won 500 Per Share

(Title of Class of Securities)

38911N107

(CUSIP Number)

Keiko Nakajima

Heartis Inc.

Step Roppongi Building 2F

8-10 Roppongi 6-chome, Minato-ku,

Tokyo 106-0032, Japan

Telephone No.: 81-3-6888-7038

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38911N107	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Heartis Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,640,619
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,640,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,640,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 38911N107	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Inter Operations Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,640,619
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,640,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,640,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 38911N107	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Taizo Son
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION KOREA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,640,619
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,640,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,640,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is the common stock (the “Common Stock”), par value Won 500 per share, of Gravity Co., Ltd., a corporation organized under the laws of the Korea (the “Company”). The principal executive offices of the Company are located at Noritkum Square Business Tower 15F, 1605, Sangam-Dong, Mapo-Gu, Seoul 121-836, Korea.

Item 2.	Identity and Background.

(a)-(c) and (f)

This statement is filed by Heartis Inc. (“Heartis”), a corporation organized under the laws of Japan, Inter Operations Inc. (“Inter Operations”), a corporation organized under the laws of Japan, and Taizo Son, a Korean citizen, who with Heartis and Inter Operations are collectively referred to as the “Reporting Persons”. Heartis has its principal executive office at Step Roppongi Building 2F, 8-10 Roppongi 6-chome, Minato-ku, Tokyo 106-0032, Japan. The principal business of Heartis is private investment.

Inter Operations has its principal executive office at 1 Kanda-Awajicho 1-chome, Chiyoda-ku, Tokyo 101-0063, Japan. The principal business of Inter Operations is asset management.

Taizo Son directly owns 100% of the issued share capital of Inter Operations. Inter Operations directly owns 100% of the issued share capital of Heartis. Taizo Son’s principal occupation is the Chairman of GungHo Online Entertainment Inc. (“GungHo”), a corporation organized under the laws of Japan, and his principal business address is GungHo Online Entertainment Inc., 2-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan.

The sole director and executive officer of both Heartis and Inter Operations is Taizo Son.

(d) and (e)

Neither Taizo Son, Heartis, Inter Operations nor, to the best of Heartis’s knowledge or Inter Operations’s knowledge, any of their directors or executive officers has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 13, 2008, Heartis executed a stock purchase and sale agreement (the “Purchase Agreement”) with Son Asset Management, LLC (“SAM”), a limited liability company organized under the laws of Japan, pursuant to which SAM will sell 3,640,619 shares of Common Stock (the “Shares”) to Heartis. On February 29, 2008, Heartis will pay to SAM 4,036,298,947 Japanese Yen, an amount equal to the 3,640,619 shares multiplied by the United States NASDAQ National Market closing price of American Depositary Shares (“ADSs”) representing shares of the Common Stock on February 13, 2008 ($2.56), multiplied by four ADSs per share of Common Stock, and further multiplied by the Japanese Yen/U.S. Dollar telegraphic transfer middle rate on February 14, 2008, reported by Mizuho Corporate Bank, Ltd. (108.27 Japanese Yen per 1.00 U.S. Dollar), in exchange for delivery of the Shares. An English translation of the Purchase Agreement is attached hereto as Exhibit A and is hereby incorporated by reference herein.

The consummation of the Purchase Agreement is not subject to any conditions.

In order to finance the transaction contemplated by the Purchase Agreement, Heartis executed a loan agreement (the “Loan Agreement”) with SAM on February 22, 2008. Under the Loan Agreement, on February 29, 2008 SAM will loan to Heartis 4,030,000,000 Japanese Yen, the principal of which Heartis shall repay no later than February 28, 2010. Heartis shall pay to SAM interest at a rate of 14.5% per annum. As collateral for the loan, Heartis agreed in the Loan Agreement to pledge to SAM 24,308 shares of common stock of GungHo, which will be acquired by SAM through a third party allotment on April 1, 2008 under the Share Subscription Agreement (defined under Item 4). An English translation of the Loan Agreement is attached hereto as Exhibit B and is hereby incorporated by reference herein.

Heartis will provide the remainder of the consideration specified by the Purchase Agreement out of its working capital.

- i -

Item 4.	Purpose of Transaction.

The information set forth under Item 3 above is incorporated herein by reference.

On February 14, 2008, Heartis executed a share subscription agreement (the “Share Subscription Agreement”) with GungHo pursuant to which, on April 1, 2008, Heartis will transfer the Shares to GungHo as a contribution in kind for 24,308 newly issued shares of common stock of GungHo. The number of shares to be issued by GungHo was determined based on an aggregate valuation of the Shares of 4,035,180,549 Japanese Yen. GungHo will obtain the legal title to the Shares when such contribution in kind is made. The consummation of the Share Subscription Agreement is not subject to any conditions. An English translation of the Share Subscription Agreement is attached hereto as Exhibit C and is hereby incorporated by reference herein.

Heartis is acquiring the Shares in order to facilitate the acquisition of the Shares by GungHo through a non-cash transaction. GungHo wishes to acquire the Shares in order to establish and maintain a strategic relationship with the Company to, among other things, explore the development and marketing of products and services through a synergy to be created by harnessing GungHo’s strengths in multi platform delivery with the Company’s game development process.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which relate to or would result in the acquisition or disposition of Common Stock by it or any of the other events described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Prior to February 13, 2008, the Reporting Persons were not beneficial owners of any shares of Common Stock. Upon execution of the Purchase Agreement, the Reporting Persons may be deemed to have beneficially acquired shared voting power of the 3,640,619 shares of Common Stock, constituting approximately 52.4% of the total issued and outstanding Common Stock (based on 6,948,900 shares of Common Stock, the number of shares of Common Stock outstanding as of the most recently available filing by the Company with the Securities and Exchange Commission on June 29, 2007). The Purchase Agreement will be consummated on February 29, 2008, and there are no conditions to be completed prior to that date.

Taizo Son owns 100% of the issued share capital of Inter Operations, which owns 100% of the issued share capital of Heartis, and Taizo Son is the sole director and executive officer of each of Heartis and Inter Operations. As a result, Inter Operations and Taizo Son share with Heartis beneficial ownership of the Shares held directly by Heartis.

(b) After the Purchase Agreement is consummated, Heartis, as the registered owner, Inter Operations through its ownership of Heartis, and Taizo Son through his ownership of Inter Operations, will have the power to vote or dispose or to direct the vote or disposition of the 3,640,619 shares of Common Stock beneficially owned by the Reporting Persons.

(c) Except for the transfer contemplated by the Purchase Agreement as described in Item 3, and the transfer contemplated by the Share Subscription Agreement as described in Item 4, neither Taizo Son, Heartis, Inter Operations nor, to Heartis’s knowledge, or Inter Operations’s knowledge, any of their directors or executive officers has effected any transaction in the Common Stock during the past sixty days.

(d) None.

(e) Not applicable.

- ii -

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – English translation of Stock Purchase and Sale Agreement, dated as of February 13, 2008, by and between Son Asset Management, LLC and Heartis Inc.

Exhibit B – English translation of Loan Agreement, dated as of February 22, 2008, by and between Heartis Inc. and Son Asset Management, LLC.

Exhibit C – English translation of Share Subscription Agreement, dated as of February 14, 2008, by and between Heartis Inc. and GungHo Online Entertainment, Inc.

Exhibit D – Joint Filing Agreement, dated February 22, 2008, by and among Heartis Inc., Inter Operations Inc. and Taizo Son.

- iii -

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2008

Heartis Inc.

By:	/s/ Taizo Son
Name:	Taizo Son
Title:	Chief Executive Officer

Inter Operations Inc.

By:	/s/ Taizo Son
Name:	Taizo Son
Title:	Director

/s/ Taizo Son
Taizo Son